UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

INSPIRED ENTERTAINMENT, INC.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

45782N108
(CUSIP Number)

A. Lorne Weil

Hydra Industries Sponsor LLC

250 West 57th Street, Suite 2223

New York, New York 10107

(646) 565-3861

with a copy to:

Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, NY 10105
(212) 370-1300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45782N108

1.	Names of Reporting Persons. Hydra Industries Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares	7.	Sole Voting Power: 0
Beneficially Owned by	8.	Shared Voting Power: 2,310,923
Each Reporting
Person With	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,310,923

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,310,923

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.5%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No.	45782N108

1.	Names of Reporting Persons. A. Lorne Weil
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Canada

Number of Shares	7.	Sole Voting Power: 3,026,272
Beneficially Owned by	8.	Shared Voting Power: 2,310,923
Each Reporting
Person With	9.	Sole Dispositive Power: 3,026,272
	10.	Shared Dispositive Power: 2,310,923

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,337,195

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 20.3%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to the common stock (the “Common Stock”) of Inspired Entertainment, Inc. (formerly known as Hydra Industries Acquisition Corp.), a corporation formed under the laws of Delaware (the “Issuer”), whose principal executive offices are located at 250 West 57th Street, Suite 2223, New York, New York 10107.

Item 2. Identity and Background.

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1) Hydra Industries Sponsor LLC (“Hydra Sponsor”); and

(2) A. Lorne Weil.

Hydra Sponsor is a Delaware limited liability company that was a sponsor of the Issuer’s initial public offering which was consummated on October 24, 2014 (“IPO”). The business address of Hydra Sponsor is 250 West 57th Street, Suite 2223, New York, New York 10107. The principal business of Hydra Sponsor is investments. Mr. Weil is the managing member of Hydra Sponsor. Mr. Weil has voting and dispositive power over the shares held by Hydra Sponsor. The membership interests in Hydra Sponsor are owned by Mr. Weil and Mr. Weil’s children or trusts for their benefit. Mr. Weil may be deemed the beneficial owner of the securities held by Hydra Sponsor.

Mr. Weil is a citizen of Canada. His address is c/o Hydra Industries Sponsor LLC, 250 West 57th Street, Suite 2223, New York, New York 10107. Mr. Weil is the Executive Chairman of the Issuer.

During the last five years, none of the Reporting Persons: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

In July 2014, prior to the IPO, Hydra Sponsor acquired 2,220,000 shares of Common Stock for an aggregate purchase price of $19,304.35. Hydra Sponsor subsequently transferred an aggregate of 601,000 shares to certain directors, affiliates of executive officers, and consultants of the Issuer at cost, and forfeited an aggregate of 432,692 shares for no consideration. Hydra Sponsor obtained the funds to purchase such shares through capital contributions from its members.

In October 2014, concurrent with the closing of the IPO, Mr. Weil acquired 4,200,000 warrants to purchase 2,100,000 shares of Common Stock for an aggregate purchase price of $2,100,000. Mr. Weil used his personal funds to purchase such warrants.

On December 23, 2016, the Issuer consummated its initial business combination (the “Business Combination”) pursuant to which the Issuer acquired all of the outstanding equity and shareholder loan notes of Inspired Gaming Group and its affiliates in accordance with a share sale agreement (the “Sale Agreement”), dated as of July 13, 2016, by and among the Issuer and those persons identified on Schedule 1 thereto, DMWSL 633 Limited, DMWSL 632 Limited and Gaming Acquisitions Limited.

On December 23, 2016, Hydra Sponsor acquired 1,079,230 warrants to purchase 539,615 shares of Common Stock from the Issuer as repayment for $539,615.20 in loans payable from the Issuer upon the closing of the Business Combination.

On December 23, 2016, (i) Hydra Sponsor transferred 710,000 shares and 910,000 warrants to certain institutional and accredited investors pursuant to agreements under which such investors had agreed to purchase an aggregate of approximately 2,550,000 shares of the Common Stock from public stockholders in advance of the stockholders’ meeting relating to the Business Combination; and (ii) MIHI LLC, another initial sponsor of the IPO, transferred 3,500,000 warrants to purchase 1,750,000 shares of Common Stock to Hydra Sponsor in connection with such agreements.

On January 3, 2017, Mr. Weil was granted 940,583 restricted shares of Common Stock pursuant to the Inspired Entertainment, Inc. 2016 Long-Term Incentive Plan (the “Incentive Plan”). The amount of such award was adjusted to 926,272 (a reduction of 14,311 shares) in May 2017 in order to administratively correct an error in the calculation of the award.

Item 4. Purpose of Transaction.

The acquisition of securities set forth in this Schedule 13D is for investment purposes and in connection with an award Mr. Weil received upon assuming the position of Executive Chairman of the Issuer. Except in Mr. Weil’s capacity as the Executive Chairman of the Issuer, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Persons reserve the right to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, including the exercise of warrants, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 22,419,069 shares of Common Stock outstanding as of May 5, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 8, 2017. The number of shares each of the Reporting Persons beneficially owns does not take into account shares of Common Stock held by the other stockholders party to the Stockholders Agreement, pursuant to which such stockholders have agreed, in certain circumstances, to vote for Hydra Sponsor’s designees to the board of directors of the Issuer as described in Item 6.

As of the filing date of this Schedule 13D:

•	Hydra Sponsor directly beneficially owns:

o	476,308 shares of Common Stock; and

o	1,834,615 shares of Common Stock underlying 3,669,230 warrants; and

•	Mr. Weil directly beneficially owns:

o	926,272 restricted shares of Common Stock; and

o	2,100,000 shares of Common Stock underlying 4,200,000 warrants.

The warrants owned by Hydra Sponsor and Mr. Weil are exercisable at a price of $5.75 per half share ($11.50 per whole share). By virtue of his relationship with Hydra Sponsor discussed in further detail in Item 2, Mr. Weil may be deemed to beneficially own the securities of the Issuer directly owned by Hydra Sponsor.

As a result of the foregoing, (i) Hydra Sponsor may be deemed to beneficially own an aggregate of 2,310,923 shares of Common Stock, or approximately 9.5% of the outstanding shares of Common Stock and (ii) Mr. Weil may be deemed to beneficially own an aggregate of 5,337,195 shares of Common Stock, or approximately 20.3% of the outstanding shares of Common Stock.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(b) Hydra Sponsor may be deemed to share with Mr. Weil the power to vote and dispose of the shares of Common Stock directly beneficially owned by Hydra Sponsor.

(c) Except as set forth herein and elsewhere in this Schedule 13D, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise set forth herein and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer between the Issuer and any of the Reporting Persons.

Registration Rights Agreement

In connection with the IPO, on October 24, 2014, the Issuer, Hydra Sponsor, Mr. Weil and certain other holders of the Issuer’s securities entered into a registration rights agreement (the “Registration Rights Agreement”) that provides for certain demand registration rights and piggyback registration rights. A registration statement covering the securities subject to the Registration Rights Agreement, among other securities, was filed by the Issuer on April 7, 2017 but has not been declared effective. The foregoing description of the Registration Rights Agreement is qualified in its entirety by the terms of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.1.

Warrant Purchase Agreement

In October 2014, Mr. Weil acquired from the Issuer an aggregate of 4,200,000 warrants at a price of $0.50 per warrant pursuant to a Warrant Purchase Agreement, dated October 24, 2014, by and among the Issuer, Mr. Weil, MIHI LLC and a former executive officer of the Issuer. Hydra Sponsor subsequently acquired warrants originally issued under the agreement to MIHI LLC as discussed above. The Issuer’s private placement warrants became exercisable 30 days after the closing of the Business Combination and have an exercise price of $5.75 per half share ($11.50 per whole share). Warrants may be exercised only for a whole number of shares of Common Stock. The warrants will expire on December 23, 2021, the fifth anniversary of the closing of the Business Combination. The foregoing description is qualified in its entirety by the terms of the Warrant Purchase Agreement, a copy of which is attached hereto as Exhibit 99.2.

Letter Agreement

Hydra Sponsor, Mr. Weil and certain other holders of the Issuer’s securities entered into a letter agreement, dated October 24, 2014 (the “Letter Agreement”), with the Issuer pursuant to which the holders agreed to, among other things, certain transfer restrictions on the securities acquired in connection with the IPO. Under the Letter Agreement, the shares of Common Stock are not transferable or salable until one year after the Business Combination or earlier if the last sale price of the Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or, if the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of the stockholders having the right to exchange their shares of Common Stock for cash, securities or other property, the date following the completion of such transaction. The transfer restrictions applicable under such agreement to the warrants expired 30 days after the Business Combination. The foregoing description is qualified in its entirety by the terms of the Letter Agreement, a copy of which is attached hereto as Exhibit 99.3.

Stockholders Agreement

At the closing of the Business Combination, the Issuer, Hydra Sponsor, MIHI LLC and the Vendors as described in Schedule 4 to the Sale Agreement, including Landgame S.A.R.L., entered into a Stockholders Agreement (the “Stockholders Agreement”), dated December 23, 2016, which provides, among other things, for the composition of the Issuer’s board of directors following the Business Combination and certain related matters. Pursuant to the Stockholders Agreement, as supplemented, the board will initially consist of seven directors as follows: the Issuer’s chief executive officer, three directors designated by Landgame S.A.R.L., one director designated by Hydra Sponsor and two directors designated jointly by Hydra Sponsor and MIHI LLC. The director designation rights are based on minimum ownership thresholds of the Issuer’s Common Stock which, in the case of Landgame S.A.R.L., requires ownership, together with its affiliates, of a minimum of 30%, 15% or 5% of the Issuer’s outstanding Common Stock, respectively, in order to designate three directors, two directors or one director, respectively, to the Issuer’s board of directors. Hydra Sponsor will have no right to designate a director if its ownership level, together with its affiliates, falls below 5%; and Hydra Sponsor jointly with MIHI LLC will have no right to designate any directors if, in the aggregate, they hold less than 5% of the outstanding Common Stock. The Stockholders Agreement also provides that the parties will cause their shares to be voted for all director designees and restricts the transfer of shares of Common Stock until 180 days after the Business Combination except to a customary permitted transferee of such stockholder.

Grant Agreement

The restricted shares of Common Stock issued to Mr. Weil were granted pursuant to a grant agreement, a form of which is attached hereto as Exhibit 99.5. Mr. Weil currently has voting power over all such shares. Such shares vest in three equal installments, as follows:

•	Installment 1 — on the later of (i) December 23, 2017 and (ii) the day following the first period of 30 consecutive trading days during which the average of the closing prices for the Common Stock is $12.50 or higher;

•	Installment 2 — on the later of (i) December 23, 2018 and (ii) the day following the first period of 30 consecutive trading days during which the average of the closing prices for the Common Stock is $15.00 or higher; and

•	Installment 3 — on the later of (i) December 23, 2019 and (ii) the day following the first period of 30 consecutive trading days during which the average of the closing prices for the Common Stock is $17.50 or higher.

If a specified price threshold has not been achieved prior to a scheduled vesting date, the portion of the award subject to that price threshold will vest on the first date thereafter when that price threshold is achieved, provided that any unvested units shall expire on December 23, 2021 if a specified price threshold has not been reached by such date.

Item 7. Material to be Filed as Exhibits.

99.1	Registration Rights Agreement, dated October 24, 2014, between the Issuer and certain security holders (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K of the Issuer, filed with the SEC on October 29, 2014).

99.2	Warrant Purchase Agreement, dated October 24, 2014, among the Issuer, MIHI LLC, A. Lorne Weil and Martin E. Schloss (incorporated herein by reference to Exhibit 10.8 to the Current Report on Form 8-K of the Issuer, filed with the SEC on October 29, 2014).

99.3	Letter Agreement, dated October 24, 2014, by and among the Company and certain security holders, officers and directors of the Company (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K of the Issuer, filed with the SEC on October 29, 2014).

99.4	Stockholders Agreement, dated December 23, 2016, by and among the Issuer, Hydra Sponsor, MIHI LLC and the Vendors (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer, filed with the SEC on December 30, 2016).

99.5	Forms of Grant Agreements under the Inspired Entertainment, Inc. 2016 Long-Term Incentive Plan and the Inspired Entertainment, Inc. Second Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.17 to the Current Report on Form 8-K of the Issuer, filed with the SEC on December 30, 2016).

99.6	Joint Filing Agreement by and between Hydra Sponsor and A. Lorne Weil, dated June 9, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   June 9, 2017

HYDRA INDUSTRIES SPONSOR LLC, a Delaware limited liability company

By:	/s/ A. Lorne Weil
Name:	A. Lorne Weil
Title:	Managing Member

/s/ A. Lorne Weil
A. Lorne Weil

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)